# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rare Earths Americas, Inc., CIK 0002095743
CUSIP: 75381A108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 101 W. MAIN STREET, MANCHESTER, Georgia (GA), 31816
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002139611

## Reporting persons
- DTQ (BVI) Ltd: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,260,897; sole dispositive power 0; shared dispositive power 1,260,897; aggregate amount beneficially owned 1,260,897 (6.3% of the class)
  Comment: The reported securities are held directly by DTQ (BVI) Limited, a British Virgin Islands corporation controlled by Bernardo Da Veiga. As a result, each of DTQ (BVI) Limited and Bernardo Da Veiga may be deemed to have or share beneficial ownership of securities held directly by DTQ (BVI) Limited.
- da Veiga Bernardo Sanchez Agapito: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,260,897; sole dispositive power 0; shared dispositive power 1,260,897; aggregate amount beneficially owned 1,260,897 (6.3% of the class)
  Comment: The reported securities are held directly by DTQ (BVI) Limited, a British Virgin Islands corporation controlled by Bernardo Da Veiga. As a result, each of DTQ (BVI) Limited and Bernardo Da Veiga may be deemed to have or share beneficial ownership of securities held directly by DTQ (BVI) Limited.

## Item 1. Issuer
Name of issuer: Rare Earths Americas, Inc.
Address of issuer's principal executive offices: 101 W. MAIN STREET, MANCHESTER, GEORGIA, 31816

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k).
(i) DTQ (BVI) Limited
(ii) Bernardo Da Veiga
Address of principal business office or, if none, residence:
DTQ (BVI) Limited: Rough Point, Mount Healthy, P.O. Box 4203, Tortola,
VG1110, British Virgin Islands

b. Bernardo Da Veiga: Unit 306
Orra Marina Tower
6, Nasaq street
​Marsa Dubai, Jumeirah, Dubai, Dubai Municipality
Citizenship:
a. DTQ (BVI) Limited: British Virgin Islands
b. Bernardo Da Veiga: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,260,897
Percent of class: 6.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,260,897
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,260,897

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DTQ (BVI) Ltd: Bernardo da Veiga, Dr (07/01/2026)
- da Veiga Bernardo Sanchez Agapito: Bernardo da Veiga, Dr (07/01/2026)